Exhibit 99.1

Huami Corporation to Hold 2020 Annual General Meeting on February 25, 2021

Beijing, January 22, 2021 /PRNewswire/ — Huami Corporation (“Huami” or the “Company”) (NYSE: HMI), today announced that it will hold its 2020 Annual General Meeting of Shareholders (the “AGM”) at Building B2, Zhongguancun No.1, No.81 Beiqing Road, Haidian District, Beijing, PRC 100094, at 2:00 pm (Beijing Time) on February 25, 2021. The purpose of the AGM is for the Company’s shareholders to consider, and if thought fit, approve the change of the Company’s legal name from “Huami Corporation” to “Zepp Health Inc.”, and the change of the Company’s trading symbol at the New York Stock Exchange from “HMI” to “ZEPP.” The proposed name change and trading symbol change will not affect any rights of shareholders or the Company’s operations and financial position.

The board of directors of the Company has fixed the close of business on January 22, 2021 as the record date (the “Record Date”) in order to determine the shareholders entitled to receive notice of the AGM or any adjourned or postponed meeting thereof.

Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

Huami has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2019, with the U.S. Securities and Exchange Commission (the “SEC”). Huami’s Form 20-F can be accessed on the above-mentioned Company website, as well as on the SEC’s website at http://www.sec.gov. Shareholders may request a hard copy of the Company’s annual report on Form 20-F, free of charge, by contacting Huami Corporation at ir@huami.com or by writing to Huami Corporation at Building H8, No. 2800, Chuangxin Road, Hefei, 230088, People’s Republic of China, telephone: +86 551-65837200.

About Huami Corporation

Huami’s mission is to connect health with technology. Since its inception in 2013, Huami has developed a platform of proprietary technology including AI chips, biometric sensors, and data algorithms, which drive a broadening line of smart health devices for consumers, and analytics services for industry. In 2019, Huami shipped 42.3 million units of smart wearable devices, including its own Amazfit brand, and products developed and manufactured for Xiaomi, comprising 26% of global category shipments[1]. Huami Corp is based in Hefei, China, with U.S. operations, Huami-USA, based in Cupertino, California.

[1] IDC, Correcting and Replacing Shipments of Wearable Devices, 3/10/20

For investor and media inquiries, please contact:

In China:

Huami Corporation

Grace Yujia Zhang

E-mail: ir@huami.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: huami@tpg-ir.com

In the United States:

Brad Samson

E-mail: brad.samson@huami-usa.com